HAEMONETICS®

HAEMONETICS CORPORATION
400 Wood Road
Braintree, Massachusetts 02184-9144
(781) 848-7100

Christopher Lindop
Chief Financial Officer &
VP Business Development

United States
Securities and Exchange Commission
Attn: Jay Webb, Reviewing Accountant
Mail Stop 6010
Washington, DC 20549

RE:	Haemonetics Corporation
Form 10-K for the Fiscal-Year ended March 31, 2007
Filed May 25, 2007
Form 8-K filed November 1, 2007
Form No. 000-14041

Gentlemen:

On behalf of Haemonetics Corporation (the “Company”) we are providing this letter in response to the comments raised in the letter dated January 31, 2008 (the comment letter) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Christopher Lindop, Chief Financial Officer of the Company.

Form 8-K filed November 1, 2007

Comment 1:

We note that you present your non-GAAP measures in the form of a Consolidated Statements of Income Adjusted for Certain Items. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP SG&A, non-GAAP In-Process R&D, non-GAAP operating expenses, non-GAAP operating income, non-GAAP income before taxes, non-GAAP tax expense, non-GAAP net income, non-GAAP net income per common share assuming dilution, non-GAAP SG&A profit margin, non-GAAP operating income profit margin, non-GAAP income before taxes profit margin, non-GAAP net income profit margin, and non-GAAP increases and decreases in the aforementioned income statement captions and profit margins which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of

Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•                  To eliminate investor confusion, please remove the non-GAAP consolidated statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

•                  Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K

Response to Comment 1:

In response to your comment we have attached as Exhibit I a revised presentation which eliminates the adjusted statement of income and instead provides a separate reconciliation of each non-GAAP measure.  We have also expanded upon the reasons we use such non-GAAP measures and their limitations.  We trust that use of this presentation format in the future, with whatever modifications are necessary to fit the future circumstances, will be responsive to your comments.

We have not incorporated the Form 8-K filed on November 1, 2007 into any 1933 Act registration statement, nor do we intend to do so.

Comment 2:

While there is no per se prohibition against removing a recurring item from your GAAP based measures, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.  Whether a non-GAAP financial measure that eliminates a recurring item or items from the most direct comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.  However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure.  In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

•                  the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•                  the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use the measure; and

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

Response to Comment 2:

The Company advises the Staff that it will include the following disclosures as to each non-GAAP measure presented in all future filings:

•                  the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•                  the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use the measure; and

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

Please find attached as Exhibit I, the presentation that we propose to include in future filings.  The nature of our disclosure will be modified to reflect the specific circumstances, however this is representative of what we propose to include in future filings.

In connection with responding to the Staff’s comments, we acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 781-356-9601.

Very Truly Yours,

/s/ Christopher Lindop
Christopher Lindop
Chief Financial Officer &
VP Business Development

Exhibit I
SECOND QUARTER FY08
Reconciliation of Non-GAAP Measures

Haemonetics has presented supplmental non-GAAP financial measures as part of this earnings release. A reconciliation is provided below that reconciles each non-GAAP financial measure with the most comparable GAAP measure. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the most directly comparable
GAAP measures. There are material limitations to the usefullness of non-GAAP measures on a standalone basis, including the lack of comparability to the GAAP financial results of other companies.

In the reconciliations below we have removed restructuring costs from our GAAP expenses. These restructuring costs result from a significant transformation of our International businesses during our fiscal years 2008 and 2007. This transformation resulted in the formation of a shared service center in Europe, exiting various offices across Europe, and Japan. We have also removed
In-Process research and development expenses associated with the acquisition of Arryx, Inc. in FY 07.
We believe this information is useful for investors because it allows for an evaluation of the Company with a focus on the performance of our core operations. We use these measures to monitor the ongoing results of the business. Performance targets for management are established excluding restructuring costs.
Additionally, the In-Process research and development expenses were excluded from the measurement of achievement of performance targets.

	9/29/07 Reconciliaton of Non-GAAP Measures
	9/29/07 GAAP	Restructuring Costs and Related Income Taxes	9/29/07 As Adjusted
Selling, general and administrative expenses	$38,546	$(1,155)	$37,391

Total Operating expenses	$45,273	$(1,155)	$44,118

Operating income	$14,616	$1,155	$15,771

Tax expense	$5,441	$397	$5,838

NET INCOME	$11,167	$758	$11,925

Net income per common share assuming dilution	$0.42	$0.03	$0.45

	9/30/06 Reconciliation of Non-GAAP Measures
	9/30/06 GAAP	Arryx IPRD	Restructuring Costs and Related Income Taxes	9/30/06 As Adjusted
Selling, general and administrative expenses	$34,741		$(1,106)	$33,635

In-Process Research and Development	$9,073	$(9,073)		$0

Total Operating expenses	$50,006	$(9,073)	$(1,106)	$39,827

Operating Income	$5,156	$9,073	$1,106	$15,335

Tax expense	$5,845	$0	$381	$6,226

NET INCOME	$1,266	$9,073	$725	$11,064

Net income per common share assuming dilution	$0.05	$0.32	$0.03	$0.40